SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 5

FORTIVE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34959J108

(CUSIP Number of Class of Securities)

Daniel B. Kim, Esq.

Vice President – Associate General Counsel and Secretary

6920 Seaway Blvd

Everett, WA 98203

(425) 446-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP 825 8th Ave New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,423,625,000 (1)	$177,241.31 (2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Altra Industrial Motion Corp., into which the shares of common stock (“Newco common stock”) of Stevens Holding Company, Inc. (“Newco”) will be converted, as reported on the NASDAQ Global Market on August 21, 2018, which amount represents the aggregate value of the shares of common stock of Fortive Corporation to be acquired in the exchange offer described in Newco’s Registration Statement on Form S-4/S-1, which was filed on May 8, 2018 (Registration No. 333-224754), Amendment No. 1 to Newco’s Registration Statement on Form S-4/S-1, which was filed on June 21, 2018, Amendment No. 2 to Newco’s Registration Statement on Form S-4/S-1, which was filed on July 20, 2018, Amendment No. 3 to Newco’s Registration Statement on Form S-4/S-1, which was filed on August 10, 2018, and Amendment No. 4 to Newco’s Registration Statement on Form S-4/S-1, which was filed on August 27, 2018, and calculated as set forth therein, relating to the transactions described in this Schedule TO (collectively, the “Newco Form S-4/S-1”), assuming the offer is fully subscribed.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the Newco Form S-4/S-1, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $178,330.69	Filing Party: Altra Industrial Motion Corp.
Form or Registration No.: Form S-4 (Registration No. 333-224750)	Date Filed: May 8, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 5 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Fortive Corporation (“Fortive”) with the Securities and Exchange Commission (the “SEC”) on August 28, 2018, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the Issuer Tender Offer Statement, filed with the SEC on September 5, 2018, September 14, 2018, September 24, 2018 and September 26, 2018, respectively (as so amended, the “Schedule TO”).

This Schedule TO relates to the offer by Fortive to exchange all shares of common stock, par value $0.01 per share (“Newco common stock”), of Stevens Holding Company, Inc. (“Newco”) for shares of common stock, par value $0.01 per share, of Fortive (“Fortive common stock”) that were validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). The Exchange Offer expired at 8:00 a.m., New York City time, on September 26, 2018.

Following consummation of the Exchange Offer, on October 1, 2018, a wholly-owned subsidiary of Altra Industrial Motion Corp. (“Altra”) named McHale Acquisition Corp., a Delaware corporation (“Merger Sub”), merged with and into Newco, whereby the separate corporate existence of Merger Sub ceased and Newco continued as the surviving company (the “Merger”). In the Merger, each outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub) converted into the right to receive one share of common stock, par value $0.001 per share, of Altra (“Altra common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated August 28, 2018 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, Newco has filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-224754) (the “Registration Statement”) to register the shares of Newco common stock offered in exchange for shares of Fortive common stock tendered in the Exchange Offer. Altra has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-224750) to register the shares of Altra common stock into which shares of Newco common stock converted in the Merger.

This Amendment No. 5 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

Based on the final count by the exchange agent, a total of 128,334,418 shares of Fortive common stock were validly tendered (and not withdrawn) in the Exchange Offer, including 1,044,789 shares tendered by odd-lot shareholders. Odd-lot shareholders (other than plan participants under Fortive savings plans) were eligible for preferential treatment whereby their shares would be fully accepted in the Exchange Offer without being subject to proration. The remaining validly tendered shares of Fortive common stock were accepted in the exchange on a pro rata basis using the final proration factor. Based on the final count by the exchange agent, the final proration factor is 11.6114%. Shares of Fortive common stock that were validly tendered but not accepted for exchange will be returned to tendering shareholders.

In the Exchange Offer, Fortive accepted the maximum of 15,824,931 shares of Fortive common stock in exchange for all the shares of Newco common stock held by Fortive. Each share of Fortive common stock accepted for exchange by Fortive was exchanged for 35,000,000 shares of Newco common stock, which were converted into shares of Altra common stock pursuant to the Merger.

Under the terms of the Exchange Offer, fractional shares of Altra common stock will not be issued. Rather, any holder of shares of Newco common stock who would otherwise be entitled to receive a fraction of a share of Altra common stock (after aggregating all fractional shares issuable to such holder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding taxes, on a pro rata basis, without interest, determined by multiplying such fraction by the closing price of a share of Altra common stock on the NASDAQ Global Market on the last business day prior to the closing of the Merger.

On October 1, 2018, Fortive issued a press release announcing the final results of the Exchange Offer and the final proration factor for shares tendered in the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(xxvii) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(4)(xxvi)	Communication to Fortive employees, dated September 27, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 27, 2018)

(a)(4)(xxvii)	Press release, dated October 1, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on October 1, 2018)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTIVE CORPORATION

By:	/s/ Daniel B. Kim
Name: Daniel B. Kim Title: Vice President – Associate General Counsel and Secretary

Dated: October 1, 2018